UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
EF Resources, Inc.

Legal status of issuer

> ***Form***
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Texas

> ***Date of organization***
> January 21, 2015

Physical address of issuer
2060 North Loop W, Suite 100B, Houston TX 77018

Website of issuer
https://www.energyfunders.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold, of the same type of securities offered, as specified below.

Type of security offered

Crowd Note

Target number of Securities to be offered

1,070,000

Price (or method for determining price)

Determined in conjunction with a broker-dealer.

Target offering amount

$25,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

August 17, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of personnel

6

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,022,332	$569,443
Cash & Cash Equivalents	$ 694,701	$ 342,154
Accounts Receivable	$0	$0
Short-term Debt	$719,701	$367,154
Long-term Debt	$0	$0
Revenues/Sales	$125,392	$113,225
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($527,831)	($275,742)

The above reflects the consolidated financials of EF Resources, Inc. and its subsidiaries, which include EnergyFunders, LLC; EF Advisor, LLC; and EF Funding Portal, LLC. The accompanying financial statements in Exhibit B are consolidated and include the accounts of the Company and its majority owned subsidiaries.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 27, 2018

EF Resources, Inc.



Up to $1,070,000 of Crowd Notes

EF Resources, Inc. ("EnergyFunders", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). The Company operates through various subsidiaries which use the following names: EnergyFunders, EnergyFunders Black, and EnergyFunders Marketplace. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 17, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by August 17, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 17, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.energyfunders.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/energyfunders

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

EF Resources, Inc. is a Texas C-Corporation, formed on January 21, 2015. The Company, through its subsidiaries, is currently also conducting business under the names EnergyFunders, EnergyFunders Black, and EnergyFunders Marketplace. The Company has several subsidiaries, including EnergyFunders, LLC, EF Advisor, LLC, and EF Funding Portal, LLC.

EnergyFunders, LLC was incorporated as a Texas Domestic Limited Liability Company on May 14, 2013. The Company owns 100% of the subsidiary. In addition, EnergyFunders, LLC owns several subsidiaries, including EF Advisor, LLC and EF Funding Portal, LLC.

EF Advisor, LLC was formed as a Texas Domestic Limited Liability Company on May 26, 2014. EnergyFunders, LLC owns 100% of the subsidiary, and the subsidiary is managed by Casey Minshew, Philip Racusin, and Michael Racusin. EF Advisor, LLC acts as an exempt advisor that reports to the SEC.

EF Funding Portal, LLC was formed as a Texas Domestic Limited Liability Company on October 30, 2015. EnergyFunders, LLC owns 100% of the subsidiary, and the subsidiary is managed by Casey Minshew, Philip Racusin, and Michael Racusin. EF Funding Portal, LLC is a SEC-registered funding portal that is also a member of FINRA.

The Company is currently located at 2060 North Loop W, Suite 100B, Houston TX 77018.

The Company's website is https://www.energyfunders.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/energyfunders and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Minimum investment amount per investor	$1000
Offering deadline	August 17, 2018
Use of proceeds	See the description of the use of proceeds on pages 15-16 hereof.
Voting Rights	See the description of the voting rights on pages 11-12, 18 and 21-23.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Some of the Company's projects are delayed, under-performing, or failed. These projects may cause the Company to miss its growth projections which could damage the Company's financial position. If a significant portion of the Company's projects experience these issues, it may erode investor confidence which could further cause the Company to miss its growth projections.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of investors that it serves or to establish itself as a well-known brand in the competitive investments space. Additionally, the product may be in a market where customers will not have brand loyalty.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. The crowdfunding market is an emerging industry where new competitors are entering the market frequently. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key workers. In particular, the Company is dependent on Casey Minshew, Derrick Hale, Philip Racusin, Michael Racusin, and Aalok Shah. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. We do not maintain key-man life insurance with respect to any of our officers or directors. We believe our success is also dependent upon our ability to continue to employ and retain skilled technical personnel.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has sustained net losses of $527,831 and $275,742 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $937,926. The Company continues to rely on its principal shareholder and other outside investors to finance its operations and anticipates this need for the upcoming year. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The Company's operating losses and working capital deficiency raise substantial doubt about our ability to continue as a going concern. If the Company does not generate revenues, does not achieve profitability and does not have other sources of financing for our business, it may have to curtail or cease our development plans and operations, which could cause investors to lose the entire amount of their investment.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy and in oil and gas prices in particular may have an effect on our business. Both cyclical and seasonal fluctuations in the economy and in oil and gas prices may affect our business. The oil and gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials, supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase. In addition, when demand for oil and gas increases, the demand for, and wage rates of, qualified drilling rig crews also rise. Seasonal or cyclical trends may cause fluctuations in our quarterly results; our financial condition and results of operations could suffer.

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability. Although we have begun to generate revenues, we have incurred losses since inception. We expect to incur increased costs to implement our business plan and increase revenues, such as costs relating to expanding our crowdfunding platform. If our revenues do not increase to offset these additional expenses or if we experience unexpected increases in operating expenses, we will continue to incur losses and will not become profitable. If we are not able to significantly increase our revenues, we will likely not be able to achieve profitability in the future.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected. We anticipate that a significant expansion of our operations, and new personnel will be required in all areas of our operations in order to implement our business plan. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. For us to manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place. However, there is no assurance that we will be able to successfully manage this anticipated rapid growth. A failure to manage our growth effectively could materially and adversely affect our ability to market our crowdfunding platform. Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.

Our online crowdfunding distribution model could be subject to cyber-attacks aiming to breach our security protocols. We take reasonable and commercial precautions to make our systems as secure as possible, including but not limited to daily back-ups, banking grade hosting solutions, divisions between systems to ensure, for example, that our banking backend cannot be reached via our online distribution network, and continuous monitoring of the systems as well as sequential system checks. However, we cannot fully exclude the possibility of cyber-attacks, third party breaches, software bugs or other forms of internet malfeasance. If any of these events occur, our reputation could be negatively impacted and our future revenues could suffer as a result.

Increasing competition within our emerging industry could have an impact on our business prospects. The crowdfunding market is an emerging industry where new competitors are entering the market frequently. These competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer than we have been developing ours. Although our portfolio of companies and related revenue stream sources are focused on oil and gas drilling or re-working projects, and there are currently only a limited number of competitors providing crowdfunding in the oil and gas industry, increasing competition within the oil and gas and other industries may have a negative impact on our profit margins.

Our business is subject to risks generally associated with fluctuating economic tendencies in the capital markets. The demand for our products can change over time due to fluctuations in the global and local economies and in the related capital requirements of small and medium-sized enterprises. These fluctuations could negatively impact our future revenue streams.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services, which would harm our competitive position. Our success depends in part upon our proprietary technology. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

We will likely need additional financing. Any limitation on our ability to obtain such additional financing could have a material adverse effect on our future business, financial condition and results of operations. We will require additional capital to expand our crowdfunding activities and to cover our operating expenses. The raising of additional capital could result in dilution to our shareholders. In addition, there is no assurance that we will be able to obtain additional capital, or that if available, it will be available to us on favorable or reasonable terms. Any limitation on our ability to obtain additional capital as and when needed could have a material adverse effect on our business, financial condition and results of operations.

Changes in regulations governing our operations, specifically relating to the sale of securities, could negatively affect our business. Changes to the laws and regulations relating to the offering of securities via an online crowdfunding platform would negatively affect our business operations. Such changes could result in our having to change our business model, which could negatively impact future revenues.

There are significant potential conflicts of interest. Our key personnel may, from time to time, be engaged in activities which could be construed as a conflict of interest. Additionally, our key personnel may own non-Company oil and gas investments, sit on the board of directors of or be involved on a consulting basis to other oil and gas development companies.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company does not have an employment contract in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any of those individuals were to leave EnergyFunders, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's latest class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a price based on a discount of 20%, or on a $10,000,000 valuation cap, whichever is lesser. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small group. Prior to the Offering, the Company's current owner of 20% or more of the Company's outstanding voting securities beneficially owns up to 21.77% of the Company's voting securities. Three individuals (Philip Racusin, Casey Minshew, Michael Racusin), assuming all options were vested and exercised, would together own an aggregate of over 51% of the Company. Without accounting for options, these three individuals would together own less than 50% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, due to such ownership of common shares of the Company, which confer the same voting rights as other shares issued by the company, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. It is possible that the concentration of ownership in these persons could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no current liquidity of this investment. No market currently exists for the Company's common stock and no assurance can be given that a market for any of the Company's common stock will develop in the future. Further, the Company's common stock will not be registered under federal or state securities laws, and cannot be resold unless the Company's common stock are subsequently registered under such laws or unless an exemption from registration is available. Accordingly, investors should not expect to be able to sell the Company's common stock or otherwise liquidate their investment even in an emergency or should their circumstances change. Further, if such a sale were possible, there can be no assurance the price would equal or exceed that paid by the investor. Investors must be prepared to bear the economic risk of holding the Company's common stock for an indefinite period of time.

There are limitations on the liability of our directors. As permitted by Texas law, our Certificate of Formation limits the liability of directors to the Company or its shareholders for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of such Certificate of Formation and Texas law, our shareholders may have limited rights to recover against directors for breach of fiduciary duty.

There may be other unforeseen risks. In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. Potential investors should keep in mind other possible risks not specifically outlined in this section that could be important to the future prospects of the Company and relevant to their investment decision.

BUSINESS

Summary of the Business

EnergyFunders is a financial technology company that provides users the opportunity to invest into Energy related projects utilizing its an internet-based application platform.

The Company raises funding for its venture capital funds that invest into individual oil and gas exploration and production projects under the name EnergyFunders Black. It earns a carried interest and fees from each of the separate projects similar to venture capital funds. Investors into the projects receive access to pre-vetted oil and gas exploration and production wells, brought to us by experienced developers; however, it is ultimately the investor's decision.

The Company also operates a registered crowdfunding portal using Regulation CF called EnergyFunders Marketplace, and it raises funding for promising energy technology and alternative energy companies. We plan to take a 7% fee on funds raised, similar to what SeedInvest and other crowdfunding portals charge, plus reimbursement of certain expenses.

Business Plan

The Opportunity

There is a significant funding gap for companies raising under $10 million in the energy industry. It is especially acute for raises under $5 million. Energy companies with new ideas and technologies are unable to get their concepts to market fast enough or even off the ground. Venture Capital investments by banks, private equity, and venture capital firms, have declined by 30% in this sector over the past 5 years, leaving a void in energy-focused start-up capital funding.

With the introduction of new crowdfunding laws and the EnergyFunders platform, energy entrepreneurs can now seek funding for their ideas, concepts and innovations from friends, family, customers, and the public at large. EnergyFunders has multiple tools: Reg CF ($1.07MM cap; everyone) and Reg D (unlimited raise; accredited only) and eventually Reg S (international) and Reg A+ ($75MM cap; everyone), along with the platform to effectively utilize them. Today, a Reg CF raise and Reg D raise (506(c)) can be done concurrently, side-by-side.

Recent Results
We have been successful in proving our model of raising money online and growing our investor base including the following metrics:
- 100% success rate on raising money for oil and gas exploration and production projects to date with an
- average investment of $8,000 per investor.
- 100% average year-over-year growth from calendar 2016 to 2017.
- 100% increase in accredited investor verifications month-over-month.
- $326K average investment per project to date.
- $771K largest single project funded to date.

Marketing & Sales
Until November 2017, EnergyFunders' investor marketing approach was 95% organically driven. In early November 2017, EnergyFunders hired an experienced media firm as a consultant to head up digital marketing and lead generation. We have since been designing and testing multiple lead generation customer funnels to determine where to concentrate ad spend. Our initial beta testing began with Facebook ad leads targeting people that fit the typical "Accredited Investor" profile. Accredited Investors were targeted to fulfill the needs of our current Reg D platform predating the approval of the Reg CF portal.

Operations

Project Submission Lifecycle
The Project Submission Lifecycle is a crucial piece of scaling our operations. Having experience building a project submission workflow for our Reg D, and having planned a workflow for Reg CF raises, we have identified a few initiatives that will be important to our success:

1. Technology. We will build out technology and a company/project submission process on the portal to automate as much as we can to ensure a clean, low-touch process that will guide the issuers through. We will create and provide an on-boarding guide (See attached), educational blogs, guided submissions, videos, and FAQs for each stage of the process.

   Our work hour estimates on the Project Submission Lifecycle workflow is based on our current platform and are limited capabilities in handling the workflow. After our software development team rolls out the new automated project submission flow (eta: 4-6 months), we expect to see certain reductions in the hours needed per project stage. Additionally, we expect the number of hours required to go down as our team gains experience processing the project submissions and identifies further efficiencies.

2. Hire qualified employees. We have learned about the need to hire experienced, skilled employees to fill the needed roles on both the Operations and Venture teams.

   We operate in a highly regulated environment and most entrepreneurs are uninformed as to what they can and cannot do when it comes to raising capital. Even with an effective and efficient automated process in place, personal "mentorship," guidance, and compliance review is critical from both the Venture group and Operations group to guide the issuers through the Project Submission Process.

Technology
Blockchain: Why we use blockchain technology.
We decided to build our new platform with a blockchain ledger to increase security and plan for the future.
The Benefits of the Company's blockchain technology include:
- Efficiency and Optimization - Bringing potential liquidity to an illiquid energy market and allowing transactions to occur more safely and quickly.
- Accountability - Providing immutability and transparency for transactions, creating an audit trail for investors and regulation compliance.
- Enhanced security - Utilizing unbreakable cryptography for all relevant details of each transaction, which are independently, cryptographically verified.

- Future expandability - Utilizing the same technology and data to add future initiatives, including a functional secondary market and efficient international transactions.

We anticipate using our blockchain technology broadening the energy investment market to include all legally permitted users around the world with built-in regulatory and legal compliance as appropriate for each user's country of residence.

Our users will eventually experience a true borderless trading environment with a resulting dramatic reduction in scalability and transaction costs.

Node.js.

We built our new platform on the Node.js language for speed, efficiency, and extensibility. utilized by LinkedIn and now Facebook, Node.js will allow future expansion for applications.

The Benefits of Node.js Include:

- Efficiency and speed - Without the need to reload the page following each interaction, Node.js provides our users with a true application, as opposed to a webpage, in both speed and functionality.
- Talent - Node.js allows us to utilize the talents of the same developers for the front end applications and the back end data processing systems
- Extensibility - We can efficiently create mobile apps using the same framework, language, and technology as our website.
- Future enhancements - Because node.js underlies both web and mobile applications, it will allow us to more easily integrate future concepts and technologies.

Future Growth

Discussions are currently beginning for a potential 'white-label' license of the Company's technology for use in non-energy related sectors, whereby other businesses can utilize the Company's efficient blockchain technology to offer participation to investors interested in those industries. License fees and ongoing administrative management fees and royalties would be possible and could be additional revenue sources for the Company. Such discussions are very early stage and there can be no assurance that we would be successful in achieving an agreement.

We also plan to continue to add features and content to our internet-based platform. We intend to leverage our blockchain technology to develop markets which will help investors on our platform liquidate their investments.

Locations & Facilities

The Company is currently headquartered in Houston, Texas. We are considering additional offices in Austin and/or DFW as necessary to attract talent and improve operations. As we continue to grow, we believe there is room to expand to other energy hubs areas like California, Colorado, and Oklahoma by hiring business development reps and having them office in energy-focused incubators/accelerators.

The Company's Products and/or Services

Product / Service	Description	Current Market
Financial Technology Platform	EnergyFunders provides Reg D Private Placement for oil and gas exploration and production companies and Regulation CF Offerings for energy-related Companies	Investors looking for investment opportunities in energy companies and oil and gas exploration and production, oil and gas exploration and production companies, and energy companies.

Competition

Competition for investments in energy companies and oil and gas investment dollars is extremely diverse. In that sense, EnergyFunders is one player in a large ecosystem. Financing for energy companies and independent oil and gas operators is difficult to come by from banks and institutional investors. Our competition to finance these projects is primarily from other fundraising groups that exist offline.

However, in terms of an equity crowdfunding platform focusing on energy that is able to cherry pick the best deals and companies to finance them without spending time building and operating the deal, competition is scarce. There is one equity crowdfunding competitor which does not operate as a fully integrated platform and appears to be structured purely as an agent of a broker-dealer or as a marketing company. We do not feel that this business model is a substantial risk to EnergyFunders which operates as an integrated platform.

Equity crowdfunding has taken off for start-up financing and real estate investment platforms. Many sites now exist that have raised hundreds of millions of dollars for these investments. However, energy requires expertise that is extremely difficult to acquire. Real estate investing and start-up investing occurs across the country and the world. However, the knowledge base to manage investing in energy projects and companies is found primarily in Houston, Texas. For this reason, EnergyFunders enjoys a unique degree of insulation from competition.

Customer Base

Our customers are oil and gas exploration teams, accredited investors looking to make direct investments into energy investment opportunities, energy technology companies, and accredited and non-accredited investors looking to make investments into energy technology companies. Our company customers participate in a $1.4T global industry.

Intellectual Property

The Company is dependent on the following intellectual property:

● The Company's wholly-owned, proprietary website and backend technology (other than modules it may license in the implementation of its Wordpress frontend)
● The Company's own design and logo marks
● The Company's own copyrighted word mark of "EnergyFunders"

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86247831	Capital investment consulting; Capital investment services; Consultancy of capital investment; Equity capital investment; Financial and investment services, namely, asset and investment acquisition, consultation, advisory and development; Financial and investment services, namely, management and brokerage in the fields of stocks, bonds, options, commodities, futures and other securities, and the investment of funds of others; Financial asset management; Financial investment services, namely, administering the issuance, underwriting and distribution of securities; Financial services, namely, investment advice, investment management, investment consultation and investment of funds for others, including private and public equity and debt investment services; Financial services, namely, investment fund transfer and transaction services.	ENERGYFUNDERS	April 9, 2014	January 20, 2015	United States

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
● If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
● If the Company raises the Closing Amount, it will use 2.47% of the proceeds, or $11,125, towards offering expenses; and

- If the Company raises the Maximum Amount, it will use 1.04% of the proceeds, or $11,125, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing and Advertising	15%	15%	15%
Salary	50%	50%	50%
Technology Development	30%	30%	30%
Legal	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Casey Minshew	Founder, CEO, and Director (2015 – present)	Lead development and operations of the company and develop repeatable, iterative processes, a manager of EF Advisor, LLC
Aalok Shah	CTO (2016 – present)	Develop, architect and manage technological development; maintain, test and enhance cybersecurity; lead technology team
Derrick Hale	COO (2017 – present)	Develop, iterate and run processes and operations of the company, business development, organizational matters, a manager of EF Advisor, LLC
Philip Racusin	Founder, CSO, Director, and Chairman (2013 – present)	Development of new products and services, administrative and legal functions, a manager of EF Advisor, LLC
Michael Racusin	Founder, CIO and Director (2013 – present)	Information technology, data analysis, product development, general counsel and legal functions, overall compliance, a manager of EF Advisor, LLC
Andrew De Luna	CFO (2017 – present)	Accounting and CPA functions
Jeffrey Harder	Director (2015 – present)	Securities and Legal Advisor
Marc Duncan	Director (2016 – present)	Oil and Gas Advisor
David Ritter	Director (2017 – present)	Serves as a director on the Board of EF Resources, Inc.

Biographies
Casey Minshew—An avid entrepreneur in commercial real estate, technology and sales, Casey brings over 15 years of start-up expertise. Casey has been a part of three successful start-up companies, most recently growing a technology start-up from zero to twelve million dollars in revenue in less than 2 years. Casey is a team builder who

develops systems and processes to scale organizations by identifying and optimizing their unique growth potential. He holds a bachelor degree in Accounting / Finance from Texas State University. Mr. Minshew is also the Chief Executive Officer of EnergyFunders, LLC and a director on the board of EF Resources, Inc., the parent company of EnergyFunders, LLC.

Derrick Hale, COO of EnergyFunders, LLC—Mr. Hale, a registered professional landman and entrepreneur, has over 13+ years of experience in the oil and gas field as well as extensive experience successfully participating in and running the operations of startups including the development of successful startup companies. He received his undergraduate degree from the University of Texas at Austin (2003).

Aalok Shah, CTO of EnergyFunders, LLC—Mr. Shah is a seasoned leader and software engineer with a proven record of understanding both the macro and micro views of business processes and platform architecture. He brings 20+ years of experience in software development and has previously worked with several Fortune 100 companies, leading an entire team from startup mode to a mature Software as Service (SaaS) platform generating millions in revenue. He received his bachelors in science in computer science from the University of Texas at Austin (2000).

Philip Racusin, Esq.—Mr. Racusin has founded, run, invested in, and directed successful business ventures. He is an attorney licensed by the State of Texas since November 3, 2006. Since licensure, he has focused on business law and litigation, as well as outside general counsel work. He holds his undergraduate degree in Commerce from the McIntire School of Commerce at the University of Virginia (2003) and his juris doctor from the University of Houston Law Center (2006). Mr. Racusin is also the CSO of EnergyFunders, LLC, and a director (and Chairman) on the board of EF Resources, Inc., the parent company of EnergyFunders, LLC.

Michael Racusin, Esq.—Mr. Racusin is an attorney licensed with the Texas Bar since November 3, 2006. Since licensure, he has focused on corporate governance and general counsel work, and also technology-related issues and regulatory compliance. He holds his undergraduate degree from the University of Texas at Austin (2003), along with a Computer Science certificate, and his juris doctor from the University of Houston Law Center (2006). Mr. Racusin is also the CIO of EnergyFunders, LLC, and a director on the board of EF Resources, Inc., the parent company of EnergyFunders, LLC.

Andrew De Luna, CPA, CFO of EnergyFunders, LLC—Mr. De Luna is a fractional Chief Financial Officer, responsible for finance, business development and business operations, including directing acquisitions for technology, energy, and real estate companies around the world. He specializes in financial due diligence, modeling, segmentation, and acquisition negotiations. He has worked in more than ten countries including Japan, Brazil, UAE, India, and Canada in banking, oil & gas manufacturing, and oil field service companies. His responsibilities have included acquisition hunting, analysis, due diligence, financial reporting & analysis and post acquisition integration with an emphasis on internal controls, dashboard creation and KPI analytics. He holds a BBA and MBA from the McCombs Business School at the University of Texas at Austin. He serves on the Advisory Board of the Houston Technology Center and has investments in real estate and energy ventures. Andrew is an active CPA.

Marc Duncan, Oil & Gas Exploration and Development Advisor—Mr. Duncan has over 35 years of experience in the energy sector, including serving as President and COO of Contango Oil and Gas. He has worked in Dubai, Ecuador, Africa, Indonesia, China, the UK, Ukraine and in the U.S. His experience includes deepwater drilling and experience through various executive, engineering and technical positions within and over oil companies and major drilling projects across the world. Mr. Duncan is an investor in EF Resources, Inc. and an advisor to EnergyFunders, LLC. Mr. Duncan is a director on the board of EF Resources, Inc., the parent company of EnergyFunders, LLC.

Jeff Harder, Esq.—Mr. Harder is a partner at Jackson Walker L.L.P., a Texas-based law firm. He has over 25 years of experience in representing technology and software companies, both public and private, as well as investors, venture capitalists, and entrepreneurs engaged in commercializing inventions. From 1996 to 1998 he was Vice President of Corporate Development and General Counsel of The ForeFront Group, Inc., a Nasdaq company which sold to CBT Group LLC in 1998 for $160 million. He obtained his BA degree from Valparaiso University and his JD from the University of Illinois. Mr. Harder is a director on the board of EF Resources, Inc., the parent company of EnergyFunders, LLC.

David Ritter—Mr. Ritter is an accomplished senior operations and strategic executive with over 38 years of experience in the energy industry. He currently serves as President of The Haymarket Group, LLC. He is also co-founder and Managing Director of RSEV, LLC an advisory and investment firm that focuses on asset and infrastructure projects in the energy/oil and gas industry. Past positions include Chief Operating Officer of

Philadelphia Energy Solutions (PES), Vice President of Global Competitive Intelligence and Strategy based in The Hague for Royal Dutch Shell, plc., CEO pro-tem of Lumeden, Inc. a technology start-up, and Senior Vice President of Saudi Refining, Inc. ARAMCO's US affiliate. He served on numerous Boards of Directors and Advisory Boards and is a member of several corporate director, management, and petroleum engineer and manager organizations. He was also named to National Registers Who's Who of Executives and Professionals and Cambridge Who's Who in Energy. Mr. Ritter is a director on the board of EF Resources, Inc., the parent company of EnergyFunders, LLC.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 full time independent contractors in Texas and 2 part-time independent contractors in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,650,000	1:1	N/A	58.125%	Held subject to multiple agreements to the benefit of the Company
Series A Preferred Stock	1,150,000	1:1	N/A	14.375%	Held subject to Investor Rights' Agreement
Options to purchase Common Stock	2,200,000	None	Upon exercise, the holder will receive Common Stock	27.500% (Giving effect to the exercise of such options)	All options vest on a monthly or quarterly basis over 1 to 3 years with an exercise price of $0.10

The Company has the following debt outstanding: Not Applicable.

Ownership
A majority of the Company is owned by four individuals: Philip Racusin, Roger Gingell, Michael Racusin, and Casey Minshew.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Philip Racusin	1,844,219 shares of Common Stock	21.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

EF Resources, Inc. (a Texas corporation) is an energy-focused crowdfunding company which started with oil and gas. EF Resources Marketplace is a cutting edge Financial technology platform dedicated to disrupting the way people from all over the world invest directly into energy investments. The Company incorporated in 2015 and is based in Houston, Texas. The Company's consolidated subsidiaries/entities include EnergyFunders, LLC; EF Advisor, LLC; and EF Funding Portal, LLC.

The Company receives funds from customers that they invest into different entities on behalf of customers. Received deposits are recorded as liability and when the investments occur, the liability is reduced. During the two years ended December 31, 2017 and 2016 the Company had customer deposits of $772,527 and $262,276, respectively. Similarly, in those two years, the Company earned revenues of $125,392 for the year ending 2017 and $113,225 for the year ending 2016. The Company has sustained net losses of $527,831 and $275,742 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $937,926

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $80,000 in cash on hand as of June 15, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Equity (Pre-seed)	May 2013	Founders	Common Equity	4,650,000	Operations, development
Preferred Equity (Series A)	September 2015	Rule 506(b) of Regulation D	Preferred Equity	1,150,000 shares	Development, marketing, team
Options to o purchase Common Stock	7/8/15, 4/1/16, 2/1/17, 6/1/17, 7/10/17, 8/22/17, 10/1/17, 11/15/17, 12/8/17, 1/15/18		Options to purchase Common Stock	2,150,000	N/A
Convertible Debt	June 21, 2018	Regulation D	CrowdNote	$129,741	Operations, development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

● Once a "Qualified Equity Financing" occurs, the notes thereafter will automatically convert at a 20% discount to the price paid by investors into the shares of preferred stock sold in the Qualified Equity Financing.
● If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to require the Company to pay the Outstanding Loan Balances or convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the Qualified Equity Financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the Qualified Equity Financing;
- If conversion takes place prior to a Qualified Equity Financing due to a Corporate Transaction, the greater of 2 times the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

If a "Corporate Transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000), then the Company shall notify the investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or obtaining the Corporate Transaction Payment (which is 2 times the outstanding principal of the Crowd Notes).

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Should the Crowd Notes convert into equity f the Company, all Non-Major Investors of Crowd Notes will be bound by a Shareholders' Right Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series A	Yes	Yes	Yes	1X liquidation preference

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. Other than the interest accruing on the Crowd Note, the Securities do not have a stated return or liquidation preference.

Execution of Shareholders' Agreement Required to Receive Stock Certificate After Conversion

Upon conversion of the Crowd Note into shares of equity securities of the Company, each holder (or you) will be required to execute a copy of the Company's existing Shareholders Agreement in order to receive their stock certificate.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Not applicable.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an

annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Casey Minshew
_____
(Signature)

Casey Minshew
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Casey Minshew
_____
(Signature)

Casey Minshew
_____
(Name)

Chief Executive Officer
_____
(Title)

6/27/2018
_____
(Date)

/s/Philip Racusin
_____
(Signature)

Philip Racusin
_____
(Name)

Chairman of the Board of EF Resources, Inc.
_____
(Title)

6/27/2018
_____
(Date)

/s/Michael Racusin
_____
(Signature)

Michael Racusin
_____
(Name)

Chief Information Officer
_____
(Title)

6/27/2018
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EF Resources, Inc

A Texas Corporation

Consolidated Financial Statements (Unaudited)
and Independent Accountants' Review Report

For the two years ending December 31, 2017 & 2016

TABLE OF CONTENTS

Independent Accountants' Review Report   2

Reviewed Financial Statements

   Consolidated Balance Sheets - December 31, 2017 and 2016   3

   Consolidated Statements of Operations - Years ended December 31, 2017 and 2016   4

   Consolidated Statements of Stockholders' Equity - For the period of December 31, 2015 to December 31, 2017   5

   Consolidated Statements of Cash Flows - Years ended December 31, 2017 and 2016   6

   Notes to Consolidated Financial Statements - December 31, 2017   7





F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Shareholders
EF Resources, Inc.
Houston, TX

We have reviewed the accompanying consolidated financial statements of EF Resources, Inc., which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 7 of the consolidated financial statements, EF Resources, Inc. relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about EF Resources, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 13, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

EF Resources, Inc.
Consolidated Balance Sheets
December 31, 2017 and December 31, 2016
(unaudited)

ASSETS

	December 31, 2017	December 31, 2016
Current Assets:		
Cash	$ 694,701	$ 342,154
Other current assets	25,000	25,000
Total current assets	719,701	367,154
Other Assets		
Investments	242,737	169,292
Intangibles, Net	59,894	32,997
Total other assets	302,631	202,289
Total Assets	$ 1,022,332	$ 569,443

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 94,010	$ 138,062
Total current liabilities	94,010	138,062
Customer Deposits	772,527	262,276
Total Liability	866,537	400,338
Commitments & Contingencies	-	-
Stockholders' Equity:		
Common Stock	34,500	40,800
Preferred Stock	1,033,200	528,200
Treasury Stock	12,000	5,700
APIC	14,022	4,500
Accumulated deficit	(937,926)	(410,095)
Total Stockholders' Equity	155,796	169,105
Total Liabilities & Stockholders' Equity	$ 1,022,332	$ 569,443

See accountants' review report
and accompanying notes to the consolidated financial statements.

3

EF Resources, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2017 and 2016
(unaudited)

| | Year ended December 31, | |
	2017	2016
Revenue	$ 125,392	$ 113,225
Expenses:		
Advertising Expense	29,565	29,285
Public Relations	42,460	18,219
Professional Fees	375,869	209,321
License & Permits	36,531	20,111
Depreciation & Amortization	8,603	10,017
Rent & Utilities	7,486	19,235
General & Administative Expenses	23,272	9,013
Other Operating Expenses	76,526	62,139
Total operating expenses	600,312	377,340
Net loss from operations	474,920	264,115
Other income/expense		
Interest Income	857	622
Interest expense	775	(118)
Loss on Impairment	52,993	12,367
Net loss before provision for income tax	$ 527,831	$ 275,742
Income Taxes	-	-
Net loss	$ 527,831	$ 275,742

EF Resources, Inc.
Consolidated Statement of Stockholders' Equity
For the Period from December 31, 2015 to December 31, 2017
(unaudited)

	Common Stock		Preferred Stock		Treasury Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance - December 31, 2015	**4,650,000**	**$ 46,500**	**221,200**	**$ 221,200**	**-**	**$ -**	**$ -**	**$ (134,353)**	**$ 133,347**
Preferred Shares Issued for cash			307,000	307,000					307,000
Treasury Stock purchase	(570,000)	(5,700)			570,000	5,700			
Options Issued for service							4,500		4,500
Net loss								(275,742)	(275,742)
Balance December 31, 2016	**4,080,000**	**40,800**	**528,200**	**528,200**	**570,000**	**5,700**	**4,500**	**(410,095)**	**169,105**
Preferred Shares Issued for cash			505,000	505,000					505,000
Treasury Stock purchase	(630,000)	(6,300)			630,000	6,300			
Options Issued for services							9,522		9,522
Net Loss								(527,831)	(527,831)
Balance - December 31, 2017	**3,450,000**	**$ 34,500**	**1,033,200**	**$ 1,033,200**	**1,200,000**	**$ 12,000**	**$ 14,022**	**$ (937,926)**	**$ 155,796**

See accountants' review report
and accompanying notes to the consolidated financial statements.

EF Resources, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2017 and 2016
(unaudited)

| | Year ended June 30, | |
	2017	2016
Cash flows from operating activities:		
Net loss	$ 527,831	$ 275,742
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Depreciation & amortization expense	(26,897)	10,017
Change in assets and liabilities		
Share Based Expense	9,522	4,500
Loss on Impairment of Investments	52,993	12,367
Accounts payable and accrued expenses	(44,052)	92,354
Customer Depostis	510,251	(587,568)
Net cash used by operating activities	(26,014)	(744,072)
Cash flows from investing activities:		
Investment in energy entities	(126,439)	(87,403)
Net cash used by investing activities	(126,439)	(87,403)
Cash flows from financing activities:		
Proceeds from issuance of Preferred Stock	505,000	307,000
Net cash (used) provided by financing activities	505,000	307,000
Net increase (decrease) in cash	352,547	(524,475)
Cash at beginning of period	342,154	866,629
Cash at end of period	$ 694,701	$ 342,154
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report
and accompanying notes to the consolidated financial statements.

EF RESOURCES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

EF Resources, Inc. (a Texas corporation) is an energy-focused crowdfunding company which started with oil and gas. EF Resources Marketplace is a cutting edge Financial technology platform dedicated to disrupting the way people from all over the world invest directly into energy investments. The Company incorporated in 2015 and is based in Houston, Texas.

Principles of Consolidation

The Company's consolidated subsidiaries/entities include EnergyFunders, LLC; EF Advisor, LLC; and EF Funding Portal, LLC. The accompanying financial statements are consolidated and include the accounts of the Company and its majority owned subsidiaries. The consolidated accounts include 100% of the assets and liabilities of the subsidiaries. All inter-company balances and transactions have been eliminated.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $29,565 and $29,285 in advertising costs, respectively.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Intangible Assets

Intangible assets represent the amount incurred by the Company related to the development of the online platform.

Under ASC 985-20, there are two main stages of software development. These stages are defined as:

(A) When the technological feasibility is established, and
(B) When the product is available for general release to customers.

Costs incurred by the Company up to stage A have been expensed while costs incurred to move from stage A to stage B have been capitalized.

The Company evaluates the recoverability of finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. There was no impairment deemed necessary at December 31, 2017 and 2016.

Website Development Costs

The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. These costs are amortized using the straight-line method over the estimated economic useful life of 5 years starting from when the application is substantially complete and ready for its intended use.

Cost Method Investments

Investee companies not accounted for under the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the Consolidated Balance Sheet or Statement of Operations. However, impairment charges are recognized in the Consolidated Statement of Operations. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded. There was loss on impairment recognized of $52,993 and $12,367 for the years ended December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs

(Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $694,701 and $342,154 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – INTANGIBLE ASSETS (NET)

Intangible Assets consist of the following at December 31, 2017 and 2016:

	2017	2016
Intangible Assets, at cost	$ 78,513	$ 43,013
Less Accumulated Amortization	(18,619)	(10,017)
Intangible Assets, net	$ 59,894	$ 32,997
Amortization Expense	$ 8,603	$ 10,017

$35,500 of additional costs incurred during 2017 are not subject to amortization as the technological feasibility is established, but the product is not available for general release to customers.

NOTE 3 – CUSTOMER DEPOSITS

The Company receives funds from customers that they invest into different entities on behalf of customers. Received deposits are recorded as liability and when the investments occur, the liability is reduced. During the two years ended December 31, 2017 and 2016 the Company had customer deposits of $772,527 and $262,276, respectively.

NOTE 4 – INVESTMENTS

During the years ended December 31, 2017 and 2016, the Company had $242,737 and $169,292 in Investments under the Cost Method of Accounting.

During the years ended December 31, 2017 and 2016, the Company impaired $52,993 and $12,367 of Investments, respectively.

NOTE 5 – EQUITY

During the two years ended December 31, 2017 and 2016 the Company had 3,450,000 and 4,080,000 of issued and outstanding common shares with no par value.

During the year ended December 31, 2016 and 2017, the Company purchased 570,000 and 630,000 shares of Treasury Stock at $0.01 per share.

During the year ended December 31, 2017 and 2016, the Company also issued an aggregate 2,100,000 and 615,000 stock options to various consultants of the Company, 190,000 of which were fully vested as of December 31, 2017. All outstanding options have a 10-year term and are exercisable at $.10 per share. The Company recognized share-based expense in the amount of $9,522 and $4,500 during the year ended December 31, 2017 and 2016 and expects to recognize an additional $45,278 over the next 3 years, concurrent with the vesting of the options.

Preferred Stock

The Company has designated one class of preferred stock and has authorized a total of 1,033,200 preferred shares at $1.00 per share as of December 31, 2017.

During the year ended December 31, 2016, the Company issued 307,000 Series A Preferred Shares in exchange for cash of $307,000.

During the year ended December 31, 2017, the Company issued 505,000 Series A Preferred Shares in exchange for cash of $505,000.

NOTE 6 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.

NOTE 7 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $527,831 and $275,742 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $937,926. The Company continues to rely on its principal shareholder and other outside investors to finance its operations and anticipates this need for the upcoming year. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events through June 13, 2018, the date that these consolidated financial statements were available to be issued, and identified the following events that would require disclosure.

During January 2018, the Company issued 100,000 options, exercisable at $.10, that vest over 24 months from the grant date.

EXHIBIT C

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EnergyFunders

Financial technology platform for online energy investing.

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$1,000	**$10,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

EnergyFunders is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by EnergyFunders without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

› $5.5M+ Raised for Oil and Gas Projects to Date.

› Strong social media presence with 22.9K Twitter Followers and 14.5K Facebook Followers.

› $225,000 Average Investment Per Project to Date.

› Featured in Forbes, Barron's, CNBC, and the Huffington Post, among others.

Fundraise Highlights

› Total Round Size: US $1,070,000

› Raise Description: Bridge

› Minimum Investment: US $1,000 per investor

› Security Type: Crowd Note

› Valuation Cap: US $10,000,000

› Target Minimum Raise Amount: US $400,000

› Offering Type: Side by Side Offering

EnergyFunders is democratizing energy investments to make energy more sustainable. By offering benefits in speed, access, and efficiency compared to traditional transactions, EnergyFunders is becoming a leading way to finance and invest in energy.

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EnergyFunders is a financial technology company that provides users the opportunity to invest into energy-related projects utilizing its internet-based application platform.

The Company raises funding for its venture capital funds that invest into individual oil and gas exploration and production projects under the name EnergyFunders Black. It earns carried interest and fees from each of the separate projects similar to venture capital funds. Investors into the projects receive access to pre-vetted oil and gas exploration and production wells, brought to us by experienced developers.

The Company also operates a registered crowdfunding portal using Regulation CF called EnergyFunders Marketplace, and it raises funding for promising energy technology and alternative energy companies. We plan to take a fee on funds raised, similar to what other crowdfunding portals charge, plus reimbursement of certain expenses.

The Opportunity

There is a significant funding gap for companies raising under $10 million in the energy industry. It is especially acute for raises under $5 million. Energy companies with new ideas and technologies are unable to get their concepts to market fast enough or even off the ground. Venture Capital investments by banks, private equity, and venture capital firms, have declined by 30% in this sector over the past 5 years, leaving a void in energy-focused start-up capital funding.

With the introduction of new crowdfunding laws and the EnergyFunders platform, energy entrepreneurs can now seek funding for their ideas, concepts, and innovations from friends, family, customers, and the public at large. EnergyFunders has multiple tools: Reg CF ($1.07MM cap; accredited and non-accredited), Reg D (unlimited raise; accredited only), and eventually Reg S (international) and Reg A+ ($50MM cap; accredited and non-accredited). Today, a Reg CF raise and Reg D raise (506(c)) can be done concurrently, side-by-side.

Customer Base

Our customers are oil and gas exploration teams, accredited investors looking to make direct investments into energy investment opportunities, energy technology companies, and accredited and non-accredited investors looking to make investments into energy technology companies.

For Investors

EnergyFunders Marketplace is a SEC-registered, FINRA-member Funding Portal dedicated to democratizing access to promising energy investments. EnergyFunders takes advantage of the paradigm shifting changes in regulations and online investing and stands at the intersection of securities laws, equity crowdfunding, and technology.

Gone are the days when the only way to invest in energy was through retail stocks and funds. EnergyFunders now makes it possible to open a free account, review opportunities using transparent data, and make direct investments in a simple, secure environment.

EnergyFunders provides investors with access to projects traditionally reserved for the wealthy or industry insiders. Our mission is to provide investors from all backgrounds and geographies access to various types of energy investments.

Rather than just consuming the energy products and retail stocks and funds offered by the dominant mega-corporations, you can now have a direct influence over which energy projects and innovative energy startups will succeed in the marketplace by directly funding their growth. In return, you'll become a stakeholder and have an opportunity to reap the rewards that were previously only available to the ultra-wealthy and elite industry insiders.

EnergyFunders provides Investors with:

- Simplified energy investing through innovation.
- Direct access to top-tier private energy producers and technologies.
- Investments in environmental leaders and tech companies that help to make energy more sustainable.

For Fundraisers

Energy companies in need of startup or growth funding can use the EnergyFunders' equity crowdfunding platform to raise or attract much-needed project capital without the hassles and difficulties associated with traditional fundraising.

By opening up investment access to leading energy, environmental, and tech companies through our crowdfunding platform, EnergyFunders is changing the way the $1.2 trillion energy industry is funded, produced, and distributed. Combined with our proprietary blockchain technology, we're converting ownership of energy assets from a traditionally expensive and time-consuming process into a simple, streamlined transaction that's as easy as point and click.

Technology

EnergyFunders has built, and continues to improve, a platform to facilitate the company/project submission process on the portal to automate as much as we can to ensure a clean, low-touch process that will guide issuers through. The technology platform is based on the latest technology to provide investors and Energy Companies with access to energy projects and innovative energy startups.

Benefits of EnergyFunders' Blockchain Technology Will Include:

- Efficiency and Optimization - Bringing liquidity to an illiquid energy market, allowing transactions to occur more safely and quickly, and opening up a secondary market.
- Accountability - Providing immutability and transparency for transactions, creating an audit trail for investors, and regulation compliance.
- Enhanced security - Securing via cryptography all relevant details of each transaction, which are independently, cryptographically verified.

EnergyFunders' blockchain technology anticipates broadening the energy investment market to include all legally permitted users around the world with built-in regulatory and legal compliance as appropriate for each user's country of residence. We believe that EnergyFunders users will eventually experience a true borderless trading environment with a resulting reduction in transaction costs.

"In addition to enabling ground-level access to opportunities for investors, our block chain technology will offer a new, critical transparency along with greatly reduced transaction times compared to traditional transactions." - Aalok Shah, CTO at EnergyFunders.com

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THE FUTURE of
ENERGY CAPITAL

EnergyFunders

DOWNLOAD

‹ ›

Product & Service

Fundraisers

For Energy focused companies looking to raise capital for Oil & Gas, Solar, Wind, Hydro, BioFuels, Geothermal, Robotics, Fuel Cells, Green Energy, and Tech projects, we offer:

- A Platform for Simplified and Cost Effective Capital Raising
- Exposure to Energy Focused Investors
- Ability to Allow Your Customers to Get a Piece of the Action

Our funding model for energy operators can be broken down into 3 easy steps:

1. **Start your campaign**
   Tell your friends, family, and customers. Get exposure to our crowd and network of Energy-focused tech family offices, VC's, and angel funds.

2. **Launch it to the world**
   We tell our crowd, blast it out on our social media outlets, email lists, podcasts and marketing partners. (*Subject to regulations.*)

3. **Get funded & back to work**
   Time to put the money to work and grow your business.

Investors

Becoming a member of the EnergyFunders investor community provides:

- **Direct access to energy investments:** You'll discover opportunities to invest with entrepreneurs throughout the energy space.
- **Diversity in your energy portfolio:** You can diversify across multiple companies with lower cost investments. Create your own portfolio of energy investments.
- **A smaller footprint:** Our platform will play a big role in fashioning the future of energy and providing our children with a cleaner and brighter future.

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EnergyFunders Marketplace
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EnergyFunders Marketplace.

Media Mentions

CNBC
BARRON'S
REUTERS
Forbes
HUFF POST
RIGZONE
Worth
Xconomy
PHOENIX Business Journal
CROWDFUND INSIDER
OILMAN THE MAGAZINE FOR LEADERS IN AMERICAN ENERGY
*Bankless Times
DIGITAL JOURNAL
PG
HOUSTON CHRONICLE
OIL&GAS FINANCIAL JOURNAL
MRZ
benzinga

Team Story

The EnergyFunders founders came together in 2013 with a dedication to honesty and transparency, and the foresight that bringing down the barriers to entry when investing directly in oil and gas would yield demand worldwide. They had seen the bombastic sales pitches, the opaque corporate investments, and the high bar to entry which prevented everyday investors from taking advantage of one of the greatest creators of wealth over the last century. Following FINRA's acceptance of EnergyFunders Marketplace in January 2018 as one of the first energy-focused equity crowdfunding platform in history, investors of all backgrounds can now invest in all types of energy with well-vetted operators on the groundbreaking EnergyFunders Marketplace platform.

Founders and Officers

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Casey Minshew
CEO

With an extensive background that encompasses 15 years of experience across technology, commercial real estate and energy, Casey brings deep knowledge and experience growing early-stage ventures into hyper-growth scalable organizations. He has been a part of three successful start-up companies, most recently growing startup iWowWe from zero to twelve million dollars in revenue in less than 2 years. With years of experience serving as an advisor to the startup community, he brings a strong history of building teams and developing systems and processes that scale organizations by identifying and optimizing their unique growth potential.



Michael Racusin
CIO

As the lead strategist and architect for the EnergyFunders platform and overall website, Michael's goal is to create a framework, marketing strategies, and streamlined operations that will allow for maximum scalability of the company. A seasoned corporate law attorney, Michael has been invaluable in creating a transparent, compliant crowdfunding platform that serves both the investors and operators.



Philip Racusin
CSO

A seasoned litigation attorney, he has successfully represented clients, ranging from individuals to large companies, in a variety of legal disputes for nearly a decade. He also launched several startup ventures prior to EnergyFunders, including a legal technology company. Both a savvy entrepreneur and accomplished litigator, Philip fuses legal expertise with astute business know-how to navigate the oil and gas industry's regulatory waters and carefully pre-vet each project offered through the site.



Reed Stiles
VP, UPSTREAM

Prior to joining EnergyFunders, Reed spent 5 years working as a reservoir engineer and team lead at ConocoPhillips in Houston, where he focused on developing and operating their Delaware Basin and Northwest Shelf assets in the Permian Basin. While in graduate school, he found his calling in entrepreneurship and the tech startups. Reed brings a unique mix of upstream technical and operational experience, business knowledge, and passion for new technology. Reed graduated with a B.S. in Petroleum Engineering from The University of Tulsa and also received his MBA from Rice University.



Derrick Hale
COO

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Derrick has founded two successful Oil & Gas companies and has over a decade of experience in both Oil & Gas and technology start-ups. He has taken over our business development responsibilities, the due diligence process, and as a Registered Professional Landman, he advises EnergyFunders on title and working interest partners. He attended the University of Texas at Austin.



Aalok Shah
CTO

A seasoned leader with the unique ability to bridge the gap between business and technology, Aalok has a proven record of understanding both the macro and micro views of business processes and platform architecture. He has previously worked with several Fortune 100 companies, and led an entire team from startup mode to a mature Software as Service (SaaS) platform generating millions in revenue. His high level of tech background allows him to provide his deep expertise in not only business, but also the intricate technology details needed to navigate his company to success.

Would you like to connect with the EnergyFunders's team? YES NO

Q&A with the Founder

Q: Please summarize your business and business model.

EnergyFunders:

EnergyFunders is a financial technology platform for equity and debt-based funding and investments into energy production, operations, and technology projects and companies. We have thousands of users comprised of businesses, accredited investors and non-accredited investors and add several more daily. We have multiple lines of business: a line for accredited investors only, and a line open to all investors--a Registered Funding Portal that is a member of FINRA (Financial Industry Regulatory Authority, Inc.) and SEC-registered. We are just the 37th Registered Funding Portal to achieve FINRA membership.

Since 2015, we have raised nearly $6MM for upstream oil and gas drilling projects. We make money by aligning our interests with the investors and earning carried interest along the way. This results in a large future upside as well as a cash flowing asset. We believe that no one in our industry is so willing to place the investor first. This has led to years-long loyalty amongst our user base.

We educate investors on oil and gas and energy investments on our platform. This is one of our core missions.

Through our EnergyFunders Black oil and gas investment platform, we are currently averaging one raise every six weeks and now approaching a new project raise every 3-4 weeks, with fund reimbursements covering overhead of $8,000 to $10,000. Other fees, such as management and administrative fees also contribute to revenue. Our projects have steadily improved over time to the point where, of projects completed, we are now achieving a success rate since 2017 of 50%. Over time, we believe we can achieve a success rate of 70%.

Our Registered Funding Portal, EnergyFunders Marketplace, focuses on early stage and later stage raises for innovative energy startups. These companies seek to raise growth capital and issue securities through our Portal. We are initially charging less to build volume, but will soon charge 7% of the funding amount as a fee. We also take equity-based compensation as well. Additionally, we will eventually charge reasonable investor transaction fees of an industry standard 2%, up to $300 per transaction. Revenue from the Portal helps fund the company as our upstream oil and gas projects mature and generate monthly cash flow.

We have mostly built our technology in-house and we have built a proprietary process to make and allow for micro-investments into oil and gas wells and Regulation CF fundraises. We own all our IP, including the front end and back end of our website. This year, we released our second generation platform in which all transactions are also recorded on a permission-able Ethereum-based Blockchain for security and immutability. Eventually, our blockchain will handle smart contracts which allowing for investors to freely trade, sell and buy stakes in individual oil and gas projects.

Additionally, we are making the platform capable to be white-labeled to license to companies operating in other verticals. We have substantial interest from multiple white labeling customers to white label our proprietary technology into their verticals in exchange for cross-licensing agreements, licensing fees and revenue splits. We are currently in talks to formalize these deals. These verticals are non-competitive with our core businesses. This allows us to monetize our technology into non-competitive areas and use licensing revenue to accelerate technology development.

We have nine team members, six of whom devote their full-time efforts to the company, and an operating board that meets every six weeks. We started paying our team members in August of 2017 and the co-founders started to receive compensation in November of 2017. In July 2017, the oil and gas market started to recover from a depression in commodity prices. We built the platform during that depression and we now need the additional capital to scale our revenue. Now is the time for us to scale. Demand for oil and gas and energy, in general, is expected to increase dramatically until 2050 as developing countries' populations enter the middle class. We believe we are poised to be on the vanguard of this macro trend for years to come.

Q: Can you talk a bit about your market opportunity and dynamics?

EnergyFunders:

The oil and gas market can be lucrative and owning working interests can pay big dividends. The energy sector is recovering from a depression, capital for companies and operators is needed, and the opportunities come to us. Energy technology and alternative energy companies from solar ideas to water treatment can now raise up to $1.07M from both accredited and non-accredited investors.

Q: What are your competitive advantages and barriers to entry?

EnergyFunders:

The energy sector has a high barrier to entry due to the complex nature and skills necessary to put a project together. Also, the projects can be unpredictable, so educating investors on making smaller investments over more projects is important and challenging.

Q: Who do you view as your closest competitor and what key factors differentiate yourselves?

EnergyFunders:

Promotion-based oil and gas websites such as Crudefunders or Offerboard would constitute our closest competition in terms of potential oil and gas offerings. However, we are different because we built our technology in-house and we are a fintech platform for all parts of the energy sector. We prioritize customer service and have great rapport with our investors. Our #1 core value is "Investors First." Finally, these competitors have much less traction as they either little to no history of successfully crowdfunding projects and/or few to no successful projects they can claim.

Q: Please detail any regulatory opportunities and limitations you face.

EnergyFunders:

One limitation is that we cannot charge up-front fees on our upstream EnergyFunders Black projects which are sold under Reg D 506(b). As for our Registered Funding Portal (EnergyFunders Marketplace), member FINRA and SEC-registered, the Portal is subject to FINRA and the SEC's rules and regulations and applicable law (as codified in the Code of Federal Regulations.)

Q: What is your investor acquisition and sales strategy?

EnergyFunders:

In December, we started spending money on Facebook and AdWords ads and brought in a professional team to grow. We have had a substantial increase in traffic and it's growing daily. When an accredited investor signs up, they receive a call within 48 hours where we introduce them to the platform, get to know their investing preferences, educate them, and walk them through the Cooling-Off period. We teach investors to make 10 investments over the next 1 to 2 years into exploration wells, 40-50% will move into the development stage and require more money and then payout for 10+ years. We also attend conferences like North American Prospect Expo (NAPE) and the Money Show. With the new funding portal, we will be working with accelerators and incubators to list companies on our platform and support their fundraising.

Q: How do you source and vet your oil and gas deals?

EnergyFunders: First, we work with well-known exploration teams who provide seismic, engineering, and deal terms. We review each project with an independent reservoir engineer. Then, the Project Team evaluates the seismic, location and deal terms. If it makes sense to move forward, our in-house reservoir engineer then runs the economics to see how the financials work and if the deal terms are economically favorable; our COO, who is a landman by trade, reviews the contracts; and our co-founders, CSO, and CIO who are attorneys, review the documents, draft the disclosure memorandums, and ensure accuracy in the other offering materials.

Q: Do you have any strategic partnerships?

EnergyFunders: We are currently working on securing partnerships with Chevron Ventures, Shell Ventures, Houston Technology Center. These are energy-specific accelerators who we plan on securing partnerships with to fund their portfolio companies. These three could represent up to 80 deals annually.

Q: Please detail any IP you hold and provide insight into status of any pending applications.

EnergyFunders:

1. Copyright in all the code for the Generation 1 platform and Generation 2 platform

2. Copyrights for all content on our websites

3. Patent applications for some of our business models

4. A registered trademark for the words EnergyFunders.

5. Trade secrets comprising many of our current methods, processes, and future plans and strategies protected by written agreements with all contractors/workers.

Q: What do you view as your potential exit opportunities?

EnergyFunders:

We foresee three potential exit scenarios: (1) An energy focused private equity firm looking for future deal flow and scaling new capital acquires us. (2) We merge with another crowdfunding company seeking access to our vertical given its high barriers to entry. (3) We are acquired by an oil Company that can use the platform for their own needs for syndicating risk over other operators.

Q: Cn you talk a bit about the lumpiness in historical revenue month over month?

EnergyFunders: The original thesis was solving funding problems for small operators and we were going to charge application and review fees. After 18 months of this strategy, we pivoted to working with mid-sized exploration teams which will not pay us. We have higher quality projects, we just don't get paid until the wells produce.

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Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Bridge
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $400,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000
Interest rate:	5.0%

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While EnergyFunders has set an overall target minimum of US $400,000 for the round, EnergyFunders must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to EnergyFunders's Form C.
Regulation CF cap:	While EnergyFunders is offering up to US $1,070,000 worth of securities in its Bridge, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



Legal
Technology Development
Salary
Marketing and Advertising

If Maximum Amount Is Raised



Legal
Technology Development
Salary
Marketing and Advertising

Investor Perks

All investors will receive:

- A free EnergyFunders Marketplace account along with exclusive access to premium investment opportunities throughout the year.
- Exclusive invitations to special VIP events held at our corporate office in Houston, and at energy industry conferences and meetups throughout the United States.

Edit your campaign

Investor Portal with VIP customer service.

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It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of EnergyFunders's prior rounds by year.

This chart does not represent guarantees of future valuation growth and/or declines.

Round Size	US $1,150,000
Closed Date	Jan 31, 2018
Security Type	Preferred Equity

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

EF Resources, Inc. (a Texas corporation) is an energy-focused crowdfunding company which started with oil and gas. EF Resources Marketplace is a cutting edge Financial technology platform dedicated to disrupting the way people from all over the world invest directly into energy investments. The Company incorporated in 2015 and is based in Houston, Texas. The Company's consolidated subsidiaries/entities include EnergyFunders, LLC; EF Advisor, LLC; and EF Funding Portal, LLC.

The Company receives funds from customers that they invest into different entities on behalf of customers. Received deposits are recorded as liability and when the investments occur, the liability is reduced. During the two years ended December 31, 2017 and 2016 the Company had customer deposits of $772,527 and $262,276, respectively. Similarly, in those two years, the Company earned revenues of $125,392 for the year ending 2017 and $113,225 for the year ending 2016. The Company has sustained net losses of $527,831 and $275,742 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $937,926

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $80,000 in cash on hand as of June 15, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Risks and Disclosures

Some of the Company's projects are delayed, under-performing, or failed. These projects may cause the Company to miss its growth projections which could damage the Company's financial position. If a significant portion of the Company's projects experience these issues, it may erode investor confidence which could further cause the Company to miss its growth projections.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of investors that it serves or to establish itself as a well-known brand in the competitive investments space. Additionally, the product may be in a market where customers will not have brand loyalty.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. The crowdfunding market is an emerging industry where new competitors are entering the market frequently. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

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The Company's success depends on the experience and skill of the board of directors, its executive officers and key workers. In particular, the Company is dependent on Casey Minshew, Derrick Hale, Philip Racusin, Michael Racusin, and Aalok Shah. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. We do not maintain key-man life insurance with respect to any of our officers or directors. We believe our success is also dependent upon our ability to continue to employ and retain skilled technical personnel.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has sustained net losses of $527,831 and $275,742 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $937,926. The Company continues to rely on its principal shareholder and other outside investors to finance its operations and anticipates this need for the upcoming year. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The Company's operating losses and working capital deficiency raise substantial doubt about our ability to continue as a going concern. If the Company does not generate revenues, does not achieve profitability and does not have other sources of financing for our business, it may have to curtail or cease our development plans and operations, which could cause investors to lose the entire amount of their investment.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy and in oil and gas prices in particular may have an effect on our business. Both cyclical and seasonal fluctuations in the economy and in oil and gas prices may affect our business. The oil and gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials, supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase. In addition, when demand for oil and gas increases, the demand for, and wage rates of, qualified drilling rig crews also rise. Seasonal or cyclical trends may cause fluctuations in our quarterly results; our financial condition and results of operations could suffer.

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability. Although we have begun to generate revenues, we have incurred losses since inception. We expect to incur increased costs to implement our business plan and increase revenues, such as costs relating to expanding our crowdfunding platform. If our revenues do not increase to offset these additional expenses or if we experience unexpected increases in operating expenses, we will continue to incur losses and will not become profitable. If we are not able to significantly increase our revenues, we will likely not be able to achieve profitability in the future.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected. We anticipate that a significant expansion of our operations, and new personnel will be required in all areas of our operations in order to implement our business plan. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. For us to manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place. However, there is no assurance that we will be able to successfully manage this anticipated rapid growth. A failure to manage our growth effectively could materially and adversely affect our ability to market our crowdfunding platform. Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.

Our online crowdfunding distribution model could be subject to cyber-attacks aiming to breach our security protocols. We take reasonable and commercial precautions to make our systems as secure as possible, including but not limited to daily back-ups, banking grade hosting solutions, divisions between systems to ensure, for example, that our banking backend cannot be reached via our online distribution network, and continuous monitoring of the systems as well as sequential system checks. However, we cannot fully exclude the possibility of cyber-attacks, third party breaches, software bugs or other forms of internet malfeasance. If any of these events occur, our reputation could be negatively impacted and our future revenues could suffer as a result.

Increasing competition within our emerging industry could have an impact on our business prospects. The crowdfunding market is an emerging industry where new competitors are entering the market frequently. These competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer than we have been developing ours. Although our portfolio of companies and related revenue stream sources are focused on oil and gas drilling or re-working projects, and there are currently only a limited number of competitors providing crowdfunding in the oil and gas industry, increasing competition within the oil and gas and other industries may have a negative impact on our profit margins.

Our business is subject to risks generally associated with fluctuating economic tendencies in the capital markets. The demand for our products can change over time due to fluctuations in the global and local economies and in the related capital requirements of small and medium-sized enterprises. These fluctuations could negatively impact our future revenue streams.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services, which would harm our competitive position. Our success depends in part upon our proprietary technology. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

We will likely need additional financing. Any limitation on our ability to obtain such additional financing could have a material adverse effect on our future business, financial condition and results of operations. We will require additional capital to expand our crowdfunding activities and to cover our operating expenses. The raising of additional capital could result in dilution to our shareholders. In addition, there is no assurance that we will be able to obtain additional capital, or that if available, it will be available to us on favorable or reasonable terms. Any limitation on our ability to obtain additional capital as and when needed could have a material adverse effect on our business, financial condition and results of operations.

Changes in regulations governing our operations, specifically relating to the sale of securities, could negatively affect our business. Changes to the laws and regulations relating to the offering of securities via an online crowdfunding platform would negatively affect our business operations. Such changes could result in our having to change our business model, which could negatively impact future revenues.

There are significant potential conflicts of interest. Our key personnel may, from time to time, be engaged in activities which could be construed as a conflict of interest. Additionally, our key personnel may own non-Company oil and gas investments, sit on the board of directors of or be involved on a consulting basis to other oil and gas development companies.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company does not have an employment contract in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any of those individuals were to leave EnergyFunders, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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Pitch Deck and Overview (1 file)
Product or Service (7 files)
Financials (1 file)

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Overview

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Product & Service

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Q&A with Founder

Term Sheet

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Prior Rounds

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in EnergyFunders

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by EnergyFunders. Once EnergyFunders accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to EnergyFunders in exchange for your securities. At that point, you will be a proud owner in EnergyFunders.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, EnergyFunders has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now EnergyFunders does not plan to list these securities on a national exchange or another secondary market. At some point EnergyFunders may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when EnergyFunders either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is EnergyFunders's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the EnergyFunders's Form C. The Form C includes important details about EnergyFunders's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D

Investor Deck

THE FUTURE of ENERGY CAPITAL

EnergyFunders

LEGAL NOTICE AND DISCLAIMER

THIS OFFERING IS ONLY MADE BY AND THROUGH EF RESOURCES, INC.'S FORM C, DULY FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) (HEREINAFTER, "FORM C"), WHICH IS REPRODUCED OR LINKED ON EF RESOURCES, INC'S OFFERING PAGE HOSTED AT WWW.SEEDINVEST.COM, AND IN ACCORDANCE WITH SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AND SECTION 4A AND REGULATION CROWDFUNDING (17 CFR § 227.100 ET SEQ). THIS PRESENTATION IS NOT AN OFFER TO BUY, SELL OR SOLICIT ANY SECURITY OR INVESTMENT. THESE ARE SPECULATIVE SECURITIES AND INVOLVE CERTAIN RISK FACTORS INCLUDING THOSE CONCERNING LIQUIDITY AND RESTRICTIONS ON TRANSFER OF SECURITIES, LEVERAGE AND UNCONTROLLABLE MARKET CONDITIONS. SEE RISK FACTORS WITHIN THE FORM C.

THE INFORMATION PRESENTED HEREIN REFLECTS GOOD FAITH BELIEFS OR EXPECTATIONS BUT IS NOT A GUARANTEE AND IS SUBJECT TO CHANGE. ANY STATEMENT THAT EXPRESSES OR INVOLVES PREDICTIONS, EXPECTATIONS, BELIEFS, PLANS, PREDICTIONS, PROJECTIONS, OBJECTIVES, GOALS, ROI, RETURNS, YIELD, PRODUCTION ESTIMATES, OR FUTURE EVENTS OR PERFORMANCE MAY BE A FORWARD-LOOKING STATEMENT. EF RESOURCES, INC. AND ITS SUBSIDIARIES AND AFFILIATES SHALL NOT BE LIABLE FOR THE CONTENTS OF ANY SUCH FORWARD-LOOKING STATEMENTS AND PROVIDE NO WARRANTY OR GUARANTEE OF THE ACCURACY OR SUCCESS OF SUCH FORWARD-LOOKING STATEMENTS. EF RESOURCES, INC. AND ITS SUBSIDIARIES AND AFFILIATES DO NOT MAKE INVESTMENT RECOMMENDATIONS OR GUARANTEES, AND THIS DOCUMENT SHOULD NOT BE CONSTRUED AS SUCH. NOTHING IN THIS DOCUMENT SHOULD BE CONSTRUED AS INVESTMENT, BUSINESS, LEGAL OR TAX ADVICE. PAST PERFORMANCE IS NOT INDICATIVE, NOR IS IT A GUARANTEE, OF FUTURE PERFORMANCE.

INVESTORS ARE URGED TO CONDUCT THEIR OWN DUE DILIGENCE, NOT RELY ON ANY FINANCIAL ASSUMPTIONS OR ESTIMATES DISPLAYED IN THIS PRESENTATION OR ELSEWHERE IN THE OFFERING MATERIALS, AND CONSULT WITH LEGAL, TAX, AND ANY OTHER ADVISOR THAT CAN HELP THEM UNDERSTAND AND ASSESS THE METRICS AND RISKS ASSOCIATED WITH ANY INVESTMENTS.

THE SECURITIES OFFERED THROUGH THE FORM C HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") OR THE SECURITIES LAWS OF ANY STATE AND ARE ONLY BEING OFFERED THROUGH THE FORM C.

THE SECURITIES OFFERED THROUGH THE FORM C ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE 1933 ACT AND SUCH STATE LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. NO SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF THE UNITED STATES OR ANY OTHER COUNTRY OR JURISDICTION HAS IN ANY WAY PASSED UPON THE INFORMATION CONTAINED IN THESE PAGES.

IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THE SECURITIES OFFERED THROUGH THE FORM C TO SATISFY AND FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

CONTENT OVERVIEW

1 **THE FUTURE OF THE ENERGY**

The world needs more energy

2 **ENERGY SOLUTIONS**

We invest in people, ideas and production

3 **OUR ACCOMPLISHMENTS**

We are the intersection among capital markets, securities laws, and energy

4 **ENERGY INVESTING SIMPLIFIED**

Proven revenue model

5 **OUR FINANCIALS**

Projected breakeven in less than 12 months; profitable by 2019

6 **OUR TEAM**

Experienced professionals with successful track records





This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ABOUT US

EnergyFunders is a Financial Technology platform for online energy investing. We are dedicated to investing in people, ideas and production in the energy sector.



EnergyFunders®

FOUNDED in 2013 to bring direct oil & gas investments to everyday investors with access and transparency that has typically been reserved for the wealthy or industry insiders.

Headquarters: **Houston, Texas**
Total users: **Over 4,000**
Successfully funded companies: **15 Projects**
Total amount raised: **Over $5,000,000**
Average investment per company: **$326,000**
Largest investment: **$771,500**

ACCOMPLISHMENTS

*First to Market and the Energy Crowdfunding Leader**

- Professional, experienced leadership team
- Active board of directors/solid corporate governance
- 100% ownership of technology IP, proprietary data, content, etc.



FINRA

FINRA-accepted, SEC-registered Funding Portal (i.e. specialized portal for all-access, online investment)

ethereum

Transactions occur through permissioned, Ethereum-based blockchain.



RAISED $470,000 FOR THE *SERIES A* ROUND ON OUR PLATFORM

*These statements represent management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

THE WORLD NEEDS MORE ENERGY.

ENERGY SECTOR

Renewables will grow significantly, but oil and gas are here to stay.

Quadrillion British Thermal Units ▼

250

200

150

100

50

0

1990

2000

2010

2020

2030

2040

2017

HISTORY | PROJECTION

Petroleum And Other Liquids

Natural Gas

Coal

Renewables

Nuclear

Source: U.S. Energy Information Administration, International Energy Outlook 2017



ENERGY SECTOR

2017 *WAS THE YEAR THE UNITED STATES CAME INTO ITS OWN AS AN ENERGY EXPORTER*



REUTERS

(Reuters) - U.S. oilfield services company Halliburton Co (HAL.N) reported a bigger-than-expected adjusted quarterly profit on Monday and gave an upbeat outlook for 2018.

Source: U.S. International Energy Agency (IEA)

MARKET SIZE

$1.2 TRILLION

ENERGY SECTOR:
3RD LARGEST SECTOR IN THE WORLD

EnergyFunders operates in both these markets:

CROWDFUNDING

$9B 2015

$19B 2016

$35B 2017

FINANCIAL TECHNOLOGY

2.1B 2015

$3.5B 2016

$6.5B 2017

WHAT IS FINTECH?

*an economic industry
composed of companies
that use technology to
make financial systems
more efficient.*

PAYMENT PROCESSING

stripe *Payfirma* ◻ Square

ONLINE INVESTMENT PLATFORMS

REAL ESTATE	START-UPS	ENERGY
Reality Mogul	AngelList	Energyfunders
Patch of Land	SeedInvest	

WEALTH MANAGEMENT



Betterment



wealthfront



BLOCKCHAIN

Facilitates highly secure transactions; Supports smart contracts;
Decentralizes informational ledger; Enables secondary exchange;
Immutably records transactions; Facilitates frictionless trading

ENERGYFUNDERS IS BRIDGING THE GAP

PROJECTS

- Seeking funding for projects less than $5-10M
- Great products and ideas are under-funded
- Face burdensome regulations & compliance
- Seek access to more investors in more places

INVESTORS

- Access to top tier exploration teams and energy entrepreneurs
- Invest from anywhere in the world
- Benefits include due diligence, efficient administration, and diversification through smaller, more numerous investments



BUSINESS MODEL



PROJECTS

Reg D projects cover any associated overhead. For Reg CF projects, success fees are earned as revenue. Carried interest in both types of projects are earned and can result in revenue from cash flow or exit.

MANAGEMENT

For Reg D projects, management fees are taken to cover overhead and can generate revenue, depending on service level desired.

PLATFORM

In the future, investors may pay fees to access special project opportunities.

FORWARD-LOOKING PRO FORMA FINANCIALS

	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19	Q3 19	Q4 19
Unit Sales	4	11	13	16	25	34	45
Revenue	$23,860	$123,700	$230,767	$313,900	$488,938	$726,104	$914,595
Cost of Goods Sold	$0	$0	$0	$0	$0	$0	$0
Gross Profit	$23,860	$123,700	$230,767	$313,900	$488,938	$726,104	$914,595
Gross Margin (%)	100%	100%	100%	100%	100%	100%	100%
Expenses	$177,948	$203,099	$228,899	$228,899	$439,218	$641,271	$726,617
Team Salary	$92,748	$92,748	$92,748	$92,748	$162,164	$241,748	$311,748
G&A (incl. taxes, benes, WC)	$17,950	$22,100	$41,150	$45,150	$78,368	$122,097	$127,762
Sales	$15,750	$28,251	$28,251	$28,251	$75,000	$75,000	$75,000
Marketing	$42,500	$45,000	$47,750	$47,750	$97,287	$160,426	$170,106
Operations	$9,000	$15,000	$15,000	$15,000	$26,400	$42,000	$42,000
Net Profit	-$156,588	-$79,399	$1,868	$85,000	$49,719	$84,833	$187,978
Headcount	5	7	7	7	9	12	14

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

MILESTONES



2015

PROOF OF CONCEPT



- 5 projects – $2 million
- Appearance on Squawk Box
- Project challenges
- Process and scalability
- Structure Series A
- Process review

2016

IMPROVE THE CONCEPT

- Change investment vehicle
- LLC improved to LP structure
- Third party review
- Better due diligence
- Raised $1 million for projects
- Marketing process iterated and improved
- Begin major tech development

2017

ENABLING SCALABILITY

- Scale O&G deal flow
- Re-brand platform
- Build the team
- Closed Series A
- Obtain FINRA approval
- 100% Sign-up growth
- Build relationships with best-in-class operators

2018

ACHIEVE BREAKEVEN; CONTINUE DEVELOPMENT

- Launch Reg CF platform
- Launch Gen 2 website*
- Deploy Blockchain*
- Raise $2 million Reg CF*
- Raise $4 million O&G*
- 300% sign-up growth*
- Series B Round*

2019

ACHIEVE SCALE*



- Secondary mkt / exchange
- $30 million O&G
- $15 million Reg CF
- 1000% online growth
- International growth
- Mid-Market growth

"These statements represent future rather than current offerings, and are meant for illustrative purposes only. They do not represent guarantees of future results, levels of activity, performance, or achievements."

THE TEAM



CASEY MINSHEW
CEO



DERRICK HALE, RPL
COO



PHILIP RACUSIN, JD
CSO



AALOK SHAH
CTO



MICHAEL RACUSIN, JD
CIO & GENERAL COUNSEL



GARRETT CORLEY
VP INVESTOR RELATIONS



REED STILES, MBA
VP UPSTREAM



ANDREW DELUNA, CPA
CFO

BOARD OF DIRECTORS



DAVID RITTER
ENERGY EXECUTIVE BOARD MEMBER

Mr. Ritter is an accomplished senior operations and strategic executive with over 38 years of experience in the energy industry.



JEFF HARDER
SECURITIES ATTORNEY BOARD MEMBER

Mr. Harder is a Securities Partner with Jackson Walker. While serving as VP Corporate Development and General Counsel, Jeff helped lead the Sale of The ForeFront Group, Inc., to CBT Group in 1998 for $160 million.



MARC DUNCAN
O&G EXECUTIVE BOARD MEMBER

Mr. Duncan previously served as President and Chief Operating Officer of Contango Oil and Gas which at its peak grew from a market cap of $200 million to $1.5 Billion.

Additional Board Members: Casey Minshew, Philip Racusin and Michael Racusin

THANK YOU FOR YOUR INTEREST

www.ENERGYFUNDERS.com

EnergyFunders

EXHIBIT E

Video Transcript

The Future of Energy Capital - About EnergyFunders.com

https://www.youtube.com/watch?v=8OkbENxx5qc

[Music]
00:06: Look around you. Energy is everywhere. From when you wake up in the morning and you make your first cup of coffee, until you drive to work. Energy is in everything that we do, but with our world population growing fast and rapidly, we need more energy than ever. I truly believe that we all want cleaner more sustainable energy, but if we stop producing oil and gas tomorrow without a better solution, the world will come to a standstill.

00:33 We have to invest in cleaner and better ways to extract and produce oil and gas, while investing in energy innovation to create better ways to generate energy. Did you know the United States is the leader of production and the supply of energy? However, there's a significant funding gap for projects under five million.

00:52 Exploration ideas and energy companies cannot raise capital fast enough and get their ideas off the ground. Clean tech alone could be a $1.4 trillion industry in the next 20 years, however venture capital in the sector has declined by 30 percent in the last five years. This has left a void for energy entrepreneurs …until now.

01:17 With the growth of equity crowdfunding and new laws enacted, entrepreneurs can now leverage the power of the internet to reach out to potential investors worldwide and EnergyFunders is one of the first financial technologies to focus in the energy sector. EnergyFunders has been in operation since 2014, and we've raised over five million dollars from accredited investors for oil and gas drilling projects.

01:39 Now, we did this in one of the biggest downturns in the energy sector. Now the energy sector starting to recover. We've added a team, we've rebranded the company, and we've launched two platforms: EnergyFunders Black for oil and gas drilling and the EnergyFunders marketplace for all types of investors.

01:55 Hi, I'm Reed Stiles, Vice President of Upstream and EnergyFunders. The EnergyFunders black platform allows for direct investment in oil and gas projects. You know, this industry has traditionally been reserved for the ultra wealthy or people in the know until now. The recent downturn in the energy industry has allowed EnergyFunders to step in and capitalize conventional exploration projects. Private equity often overlooks these conventional oil and gas projects because they're too small to fit in their portfolios. My job at EnergyFunders is to evaluate these conventional projects, package them up, and present them to you in an easy to understand way. these projects are often complex, and so my job is to scale down the complexity.

02:36 Now the EnergyFunders marketplace is a FINRA approved registered funding portal, so now non-accredited investors along with accredited investors can have access to energy private placements. Now the idea here is to bridge the gap between investors and entrepreneurs, so we can help them raise capital quicker and more efficiently. We wanted to provide our investors a more transparent and efficient process in investing and under the scenes we're building a secondary market to allow these investors to exchange that interest.

03:07 I would like to personally invite you to invest in EnergyFunders and help us build a platform where we bring energy entrepreneurs and investors together to bridge the gap to build a better future generation

[Music]